UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): July 28, 2016

Middlefield Banc Corp.

(Exact name of registrant specified in its charter)

Ohio	001-36613	34-1585111
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

15985 East High Street Middlefield, Ohio		44062
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code: (440) 632-1666 not applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☒	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c)

ITEM 1.01 ENTRY INTO A MATERIAL DEFINITIVE AGREEMENT

On July 28, 2016 Middlefield Banc Corp. and Liberty Bank, N.A. entered into an Agreement and Plan of Reorganization. Under the agreement Liberty Bank, N.A. will merge into The Middlefield Banking Company. Of the total merger consideration payable to shareholders of Liberty Bank, N.A., the merger agreement provides that 45% will consist of Middlefield Banc Corp. common stock and the remainder will be cash, for cash of approximately $37.96 per share or Middlefield Banc Corp. common stock at a fixed ratio of 1.1934 for each share of Liberty Bank, N.A. stock exchanged for Middlefield Banc Corp. stock. Liberty Bank, N.A.’s outstanding equity-based awards will be surrendered for total cash currently estimated at approximately $1.147 million. The merger agreement also provides that Liberty Bank, N.A. will pay to its shareholders before merger closing a special dividend in an amount of approximately $3.0 million, subject to possible upward adjustment. Middlefield Banc Corp. owns 23,218 shares of Liberty Bank, N.A. stock, or approximately 2.4%. Those shares will be cancelled in the merger for no consideration.

The Agreement and Plan of Reorganization contains customary representations and warranties, including but not limited to representations and warranties about corporate organization, capitalization, corporate authority, third party and governmental consents and approvals, financial statements, and compliance with applicable laws. The agreement also includes covenants to conduct business in the ordinary course until the merger is completed and to refrain from taking specified actions before the merger occurs. Liberty Bank, N.A. also agrees that it will not solicit proposals for alternative business combination transactions or enter into discussions about an alternative business combination transaction.

The merger is subject to a number of conditions, including approval by Liberty Bank, N.A. shareholders, approval by Middlefield Banc Corp. shareholders, effectiveness of the registration statement to be filed by Middlefield Banc Corp. with the SEC for registration of the offer and sale of Middlefield Banc Corp. common stock to Liberty Bank, N.A. shareholders in the merger, and approval by bank regulatory authorities of applications to be submitted. The merger is subject to other customary conditions as well, such as the absence of injunctions or other legal restraints against the merger, accuracy of the parties’ representations and warranties, and receipt of an opinion that the merger will qualify as a tax-free reorganization.

Liberty Bank, N.A. and Middlefield Banc Corp. may terminate the Agreement and Plan of Reorganization if the regulatory applications are not approved, if shareholders do not approve the merger, if the merger is not completed by the end of May 2017, if Liberty Bank, N.A. accepts an offer for an alternative business combination transaction, or if other conditions to completion of the merger are not satisfied. If Liberty Bank, N.A. accepts a competing offer, it will be required to pay to Middlefield Banc Corp. a termination fee of $1.65 million.

Liberty Bank, N.A. directors entered into voting agreements with Middlefield Banc Corp., agreeing to vote Liberty Bank, N.A. shares in favor of approval of the merger. The form of voting agreement is Exhibit A of the Agreement and Plan of Reorganization included in Exhibit 2.1.

This summary of the Agreement and Plan of Reorganization is not complete and is qualified in its entirety by reference to the full text of the agreement, which is Exhibit 2.1 to this Form 8-K Current Report and is incorporated herein by reference. The representations and warranties and covenants contained in the Agreement and Plan of Reorganization were made by the parties solely for purposes of that agreement and, in the case of representations and warranties, as of specific dates. The representations and warranties and covenants may be subject to a contractual standard of materiality different from what a shareholder might consider material, may have been used for purposes of allocating risk between the respective parties rather than establishing matters as facts, may be qualified by or subject to disclosures and exceptions not contained in the Agreement and Plan of Reorganization, and generally are for the sole benefit of the parties to that agreement. Investors should not rely on the representations and warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of Middlefield Banc Corp., Liberty Bank, N.A. or any affiliates. Moreover, information concerning the subject matter of the representations and warranties and covenants may change after the date of the Agreement and Plan of Reorganization. Subsequent information might not be included in public disclosures by Middlefield Banc Corp. or Liberty Bank. N.A.

ITEM 7.01 REGULATION FD DISCLOSURE.

On July 28, 2016 Middlefield Banc Corp. and Liberty Bank, N.A. issued a press release announcing the proposed merger with Liberty Bank, N.A. The press release is Exhibit 99.1 of this Form 8-K Current Report. In accordance with General Instruction B.2 of Form 8-K, Exhibit 99.1 is furnished rather than filed for purposes of the Securities Exchange Act of 1934. Furthermore, Exhibit 99.1 is not incorporated by reference into any filings of Middlefield Banc Corp. under the Securities Act of 1933 or the Securities Exchange Act of 1934, including future filings, unless a filing by Middlefield Banc Corp. expressly incorporates those exhibits by reference.

Important Additional Information About the Merger.

Middlefield Banc Corp. will file with the Securities and Exchange Commission a Registration Statement on Form S-4, which will include a joint proxy statement and a Middlefield Banc Corp. prospectus.

Middlefield Banc Corp. Shareholders, Liberty Bank, N.A. Shareholders, and other Investors are urged to read carefully the proxy statement/prospectus to be included in the Form S-4 Registration Statement, because the proxy statement/prospectus will contain important information about Middlefield Banc Corp., Liberty Bank, N.A., the proposed merger, the persons soliciting proxies for the proposed merger, their interest in the proposed merger, and related matters.

The respective directors and executive officers of Middlefield Banc Corp. and Liberty Bank, N.A. and other persons may be deemed to be participants in the solicitation of proxies from Middlefield Banc Corp. shareholders and Liberty Bank, N.A. shareholders regarding the proposed merger transaction.

Information regarding the directors and executive officers of Middlefield Banc Corp. is available in its proxy statement filed with the SEC on April 4, 2016. Liberty Bank, N.A. is a private company, but limited information about its executive officers is available on Liberty Bank, N.A.’s website at http://www.libertybankna.com/about-us/. Other information regarding the participants in the solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus to be included in the Form S-4 Registration Statement and other relevant materials to be filed with the SEC.

Investors and security holders will be able to obtain free copies of the Form S-4 Registration Statement (when available) and other documents filed with the SEC by Middlefield Banc Corp. through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Middlefield Banc Corp. are available free of charge on Middlefield’s website at www.middlefieldbank.bank.

This communication is not an offer to sell or a solicitation of an offer to buy any securities, nor will there be any sale of securities in any jurisdiction in which the offer, solicitation, or sale is unlawful before registration or qualification of the securities under the securities laws of the jurisdiction. No offer of securities will be made except by means of a prospectus satisfying the requirements of Section 10 of the Securities Act of 1933.

Forward Looking Statements.

This report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not historical facts, but rather statements based on Middlefield Banc Corp.’s current expectations regarding its business strategies and its intended results and future performance. Forward-looking statements are preceded by terms such as “expects,” “believes,” “anticipates,” “intends” and similar expressions, as well as any statements related to future expectations of performance or conditional verbs, such as “will,” “would,” “should,” “could” or “may.”

Forward-looking statements are not guarantees of future performance. Numerous risks and uncertainties could cause Middlefield Banc Corp.’s actual results, performance, and achievements to be materially different from those expressed or implied by the forward-looking statements. For example, risks and uncertainties could include (1) a significant increase in competitive pressures among financial institutions; (2) changes in the interest rate environment that may reduce interest margins; (3) changes in prepayment speeds, charge-offs and loan loss provisions; (4) less favorable than expected general economic conditions; (5) legislative or regulatory changes that may adversely affect businesses in which Middlefield Banc Corp. is engaged; (6) technological issues which may adversely affect Middlefield Banc Corp.’s financial operations or customers; (7) changes in the securities markets; or (8) risk factors mentioned in the reports and registration statements Middlefield Banc Corp. files with the Securities and Exchange Commission.

Because of the risks and uncertainties inherent in forward-looking statements, readers are cautioned not to place undue reliance on them, whether included in this report or made elsewhere from time to time by Middlefield Banc Corp.

Item 9.01(d)	Exhibits.

2.1	Agreement and Plan of Reorganization by and among Middlefield Banc Corp., The Middlefield Banking Company, and Liberty Bank, NA, dated July 28, 2016 (filed herewith) (as provided in Item 601(b)(2) of Regulation S-K, schedules are omitted; a copy of any omitted schedule will be furnished supplementally to the SEC upon request)

99.1	Press release dated July 28, 2016 (filed herewith)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Middlefield Banc Corp.

Date: July 28, 2016	/s/ James R. Heslop, II
Executive Vice President and Chief Operating Officer

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION

2.1	Agreement and Plan of Reorganization by and among Middlefield Banc Corp., The Middlefield Banking Company, and Liberty Bank, NA, dated July 28, 2016 (filed herewith) (as provided in Item 601(b)(2) of Regulation S-K, schedules are omitted; a copy of any omitted schedule will be furnished supplementally to the SEC upon request)

99.1	Press Release dated July 28, 2016